Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

Exhibit 4.7

CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (“Agreement”) is made as of July 1, 2020, by and between SHL Telemedicine Ltd. (the “Company” or "SHL"), and Irit (Iki) Alroy (“Consultant”).

R E C I T A L S

A. Company is an international group specializing in telemedicine services, a provider and developer of advanced personal telemedicine solutions with primary focus on developing technologies, solutions, and advanced telemedicine services to diagnose and monitor the heart and various chronic diseases (the "Field");

B. Consultant has extensive long-term experience and knowledge regarding the Company and in the Field, and served in the past as the Company’s CTO;

C. Company seeks to benefit from the Consultant's expertise by retaining the services of the Consultant, and the Consultant wishes to perform the consulting services in the Field for the Company.

NOW, THEREFORE, in consideration of the covenants hereinafter stated, the parties agree as follows:

1.	Consulting Services. Consultant shall provide consulting services to the Company with respect to matters related to the Field and other activities (the “Services”), to include:

a.	Serve as a member of the Company's Technology Advisory Board.

b.	Actively assist and support the Company’s R&D activities, efforts to produce, develop, and market its products or services.

c.	Attending meetings with the Company’s potential and existing customers including together with executives and/or senior staff (date, time and location to be mutually coordinated by the parties).

2.	Compensation. In consideration for entering into this Agreement and the Services rendered to the Company, the Consultant will be entitled to the inclusive compensation as described in Annex A to this Agreement.

3.	Confidentiality.

In providing the Services to the Company pursuant to this Agreement, the Consultant may acquire information that pertains to the Company’s products, processes, equipment, programs, developments, or plans and that is both (i) disclosed or made known by the Company to the Consultant and (ii) identified as “confidential” by the Company at any time (“Confidential Information”). During and after the performance by Consultant of the Services and the term of this Agreement, the Consultant agrees not to disclose, directly or indirectly, any Confidential Information to third parties or to use any Confidential Information for any purpose other than performance of consulting services pursuant to this Agreement, without the prior written consent of the Company.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

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Confidential Information” does not include information that: (i) is or later becomes available to the public through no breach of this Agreement by the Consultant; (ii) is already in the possession of the Consultant on the date this Agreement becomes effective. Nothing in the Agreement shall prevent the Consultant from disclosing Confidential Information to the extent it is required to be disclosed by law, government regulation, or court order, provided that the Consultant provides the Company with sufficient prior notice to allow the Company to consent to the disclosure or seek a protective order. Upon the Company’s request, the Consultant shall return to the Company any or all Confidential Information that is in writing or is otherwise in physical form.

4.	Proprietary Rights.

All work arising from the Services performed hereunder and all materials and products developed or prepared for Company by Consultant in connection with the Services performed hereunder are the exclusive property throughout the world of Company, and all right, title and interest therein shall vest in Company.  All documentation and other copyrightable materials developed or prepared by Consultant in connection with the Services performed hereunder shall be deemed to be “works made for hire” in the course of the Services rendered hereunder.  To the extent that title to any works arising from the performance of the Services hereunder may not, by operation of law, vest in Company, or such works may not be considered “works made for hire,” all right, title and interest therein, including, without limitation, all copyrights, are hereby irrevocably assigned to Company.  Any and all inventions, discoveries, processes, ideas, methods, designs and know-how, whether or not patentable, which Consultant may conceive or make either alone or in conjunction with others, during the term of this Agreement, which in any way pertain to or are connected with the Services, shall be the sole and exclusive property throughout the world of Company; and Consultant, whenever requested to do so by Company or any subsidiary and/or affiliate thereof, at Company’s expense, and without further compensation or consideration, shall promptly execute any and all applications, assignments and other instruments and perform such acts which Company shall deem necessary or advisable in order to apply for and obtain copyrights, letters, patent and other applicable statutory protection throughout the world for said inventions, ideas and discoveries, and in order to assign and convey to Company the sole and exclusive right, title and interest throughout the world in and to said inventions, discoveries, processes, ideas, methods, designs and know-how, or any applications, copyrights or patents thereof.

5.	Defense and Indemnification.

The Company agrees to defend and to indemnify and hold Consultant harmless from, any liability, claim, judgment, damage or any similar obligation relating to a claim or suit by a third party against the Consultant, either arising from this Agreement or any Company's products or services which resulted from the Consultant’s performance of services under this Agreement.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

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6.	Other Agreements.

Consultant hereby represents that Consultant is not a party to any other agreements or commitments that would hinder Consultant’s performance of the Services. Consultant will provide the Services with fidelity, diligently and in furtherance of the Company's best interests. Without derogating from the above, the Company acknowledges that the Consultant provides similar services, including Advisory services to others.

7.	Term and Termination.

a.	This Agreement is effective as of July 1, 2020 and, unless earlier terminated as provided below, shall continue to be in force, unless terminated earlier in accordance with the terms of this Agreement.

b.	Either party shall have the right to terminate this Agreement without cause upon thirty (30) days’ prior written notice to the other party.

c.	In the event either party fails to discharge any of its material obligations hereunder, or commits a material breach of this Agreement, and such default or breach continues for a period of seven (7) days after the other party has notified the former party of such default or breach, this Agreement may then be immediately terminated at the option of the non-breaching party by notice thereof to the breaching party.

d.	The provisions of Paragraphs 3, 4, 5 and 8 shall survive and continue after expiration or termination of this Agreement.

e.	Termination of this Agreement shall not affect either (i) the Company’s obligation to pay for services previously performed by the Consultant or expenses reasonably incurred by the Consultant for which the Consultant is entitled to reimbursement according to Annex A hereof.

8.	Non-Solicitation.

Consultant agrees that during the Term and for the two (2) years next following termination of this Agreement for any reason, Consultant will not employ or attempt to employ or solicit for any employment competitive with the Company, any employees or third-party consultants of the Company or any affiliate entities. Consultant will not, either directly or indirectly, seek to induce or influence any employee to leave the Company’s employment.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

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9.	Independent Contractor.

Consultant is an independent contractor.  Consultant shall not be deemed for any purpose to be an employee or agent of Company (or act as one), and neither party shall have the power or authority to bind the other party to any contract or obligation.  Company shall not be responsible to Consultant or any governing body for any payroll-related taxes or insurance related to the performance of the terms of this Agreement.

The Consultant shall bear any and all taxes in connection with any payments made to him pursuant to this Agreement. In the event that pursuant to any law or regulation, tax is required to be withheld at source from any payment made to the Consultant, the Company shall withhold said tax at the rate set forth in the certification issued by the appropriate taxing authority and provided to Company by the Consultant, or in the absence of such certification, at the rate determined by said law or regulation.

10.	Disclosure.

Consultant acknowledges and agrees that Company may publicly disclose that Consultant is a consultant to the Company.

11.	Assignment.

Consultant may not assign any of his obligations hereunder without the prior written consent of Company, which may be withheld in its sole discretion.

12.	Notices.

All notification and communications hereunder shall be in writing.  All notifications made to Company under this Agreement shall be made to the following address and email:

SHL Telemedicine Ltd.

Igal Alon 90, Tel Aviv, ISRAEL

Attention of: CEO

[***]@[***]

All notifications made to Consultant shall be made to Consultant at the address and email set forth opposite Consultant’s name on the signature page hereof.

13.	Governing Law.

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of IRAEL. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Tel Aviv Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of this Agreement or the transaction documents).

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

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14.	Modifications.

No modification, amendment, supplement to or waiver of this Agreement shall be binding upon the parties hereto unless made in writing and duly signed by both parties.

15.	Severability.

In the event any one or more of the provisions of this Agreement is held to be invalid or otherwise unenforceable, the enforceability of the remaining provisions shall be unimpaired.

16.	Entire Agreement.

This Agreement contains the entire agreement between the parties, and supersedes any and all prior and contemporaneous oral and written agreements.

17.	Counterparts.

This Agreement may be executed in separate counterparts and shall become effective when the separate counterparts have been exchanged between the parties.

[Signature page to follow]

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

SHL Telemedicine Ltd. [1]	Irit (Iki) Alroy

By: Erez Nachtomy, CEO
Email: [***] Address: [***]

1 Engagement was approved by the Company’s Compensation Committee, Board of Directors and by a Special General Meeting of the Shareholders dated September 21, 2020.

Confidential Treatment Requested by SHL Telemedicine Ltd. Pursuant to 17 C.F.R. §200.83

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Annex A

Compensation for the Services:

1.	Fee. Consultant shall be entitled to receive a fee of NIS 320 (three hundred and twenty) per hour.

The Consultant shall submit to the Company a monthly statement that will include the following: (i) total number of consulting hours provided by the Consultant during the respective month; (ii) The topics with regard to which the Consultant provided the consulting services. Without derogating from any of the the Consultant’s undertakings and obligations according to this Agreement, the Company agrees that at the request of the Consultant the payment will be made to an entity affiliated with the Consultant.

The Company shall be responsible for payment due within thirty (30) days of receipt of Consultant’s invoice.

2.	Out-of-Pocket Expenses. The Consultant shall be reimbursed for all reasonable and pre-approved out-of-pocket expenses incurred in rendering performance of the Consulting Services, which may include travel costs and expenses incident to travel Pursuant to an invoice, the Consultant shall provide to the Company sufficient written detail and evidence of all out-of-pocket expenses. The Company shall be responsible for payment due within fifteen (15) days of receipt of Consultant’s invoice.

3.	Taxes.

Payment is subject to issuing appropriate invoice (Heshbonit Mas). The Consultant shall be solely responsible for any and all income tax, including with regard to the Options and other such taxes and assessments made or imposed by any governmental authority for the compensation according to this Agreement.